

September 29, 2014

Lance Baker
Chief Financial Officer
Hatteras GPEP Fund II, LLC
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

Dear Lance:

This is to confirm that the client-auditor relationship between Hatteras GPEP Fund II, LLC (Commission File Number 811-22594) and McGladrey LLP has ceased.

Sincerely,

McGladrey LLP

McGladrey
cc: Office of the Chief Accountant
    SECPS Letter File
    Securities and Exchange commission
    SECPSletters@sec.gov
    100 F Street N.E.
    Washington, D.C. 20549